Byron B. Rooney	Davis Polk & Wardwell LLP	CONFIDENTIAL
+1 212 450 4658	450 Lexington Avenue
byron.rooney@davispolk.com	New York, NY 10017 davispolk.com
August 14, 2025

Re:	Klarna Group plc
Amendment No. 1 to Registration Statement on Form F-1
Filed May 21, 2025
File No. 333-285826
VIA EDGAR TRANSMISSION
Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7561

Attention:	Madeleine Joy Mateo
Christian Windsor
Lory Empie
Michael Volley
Ladies and Gentlemen:
On behalf of our client, Klarna Group plc, a public company with limited liability incorporated pursuant to the laws of England and Wales (the “Company”), we are responding to the comments from the Staff
(the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment
No. 1 to the Company’s Registration Statement on Form F-1, filed with the Commission on May 21, 2025 (as may be revised from time to time, the “Registration Statement”) contained in the Staff’s letters dated May 30, 2025 and July 31, 2025 (the “July Comment Letter”). The Company has revised the Registration Statement in response to the Staff’s comments and is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) concurrently with this letter. We also bring to the Staff’s attention that Amendment No. 2 has been updated to include the Company’s unaudited interim condensed consolidated financial statements as of, and for the six months ended, June 30, 2025 and related additions and updates throughout the Registration Statement.
Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment as well as a summary of the responsive actions taken.

Staff’s Letter dated May 30, 2025
Amendment No. 1 to Form F-1
Key Business Metrics
Number of Active Klarna Consumers, page 124
1.We note your response to prior comment 3 from our letter dated April 11, 2025, in which you state that active Klarna consumers is meaningful since you generate, at a minimum, ad revenue from customers who use your app. Please revise this section to explain your reasoning for using the metric as currently defined, consistent with your response. Please supplement that disclosure with an explanation of how many of the active Klarna customers have engaged with at least one of your financial services during the most recent period.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Amendment No. 2 on pages 33 and 125 in response, consistent with the response contained in its response letter dated July 16, 2025 (the “July Response Letter”).
Operating Leverage from Economies of Scale in Combination with Continued Deployment of AI, page 146
2.We note your disclosure, here and elsewhere in the registration statement, about your ongoing efforts to leverage AI in your credit granting and customer service activities. We also note an article in Forbes, published online May 9, 2025, in which your CEO described the results of some of your AI services to be of “lower quality” compared to human representatives. We note that the article went on to state that Klarna wanted to make sure that its customers always knew they could reach a human representative if they needed one. Revise your disclosure to discuss how your approach to leveraging AI has changed as you gain more experience operating with the technology.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Amendment No. 2 on page 150 in response, consistent with its response contained in the July Response Letter.
Results of Operations
Consumer Credit Losses, page 152
3.We note your disclosure that despite the increase of consumer credit losses on an absolute basis, loan delinquency trends continued to improve, especially in the United States. Please revise to disclose and discuss credit risk metrics used by management for credit risk management purposes, including delinquency metrics, and discuss any material credit risk trends in MD&A.

Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Amendment No. 2 on pages 146-149 in response, consistent with its response contained in the July Response Letter.
Loan Portfolio, page 182
4.Please revise the information provided for your loan portfolio and allowance for credit losses to present the information separately for the Pay Later and Fair Financing loan products.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Amendment No. 2 on page 190 in response, consistent with its response contained in the July Response Letter.
Effectively Steering Credit Risk, page 229
5.Please revise here, and elsewhere where you present average balance per active Klarna consumer and duration of your loans, to disclose the information separately for the Pay Later and Fair Financing loan products.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it intends to revise the Registration Statement at a later date in response to allow the Company sufficient time to finalize the requested updates and related information.
Index to Interim Condensed Consolidated Financial Statements, page F-1
6.Please revise to label your Interim Condensed Consolidated Financial Statements as unaudited.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Amendment No. 2 on page F-1 accordingly.
Interim Consolidated Statements of Cash Flows for the Period Ended March 31, 2025 and 2024, page F-6
7.Please revise to present cash flows related to the acquisition or sale of debt instruments not classified as cash equivalents as investing activities. Refer to IAS 7.16 for guidance.
Response:
The Company respectfully refers the Staff to its response contained in the July Response Letter, and to its response to comment no. 2 from the July Comment Letter, which is included below.

Note 6 Consumer receivables, page F-51
8.Please revise to disaggregate the consumer receivables information by loan product (i.e., Pay Later and Fair Financing, etc.). Alternatively, tell us how you determined that each loan product was not a separate class of financial instrument that requires separate disclosure and further address how your current disclosure enables users of the financial statements to evaluate the nature and extent of risks arising from financial instruments at the end of the reporting period. Also, tell us how you considered if there was a concentration of risk that requires separate disclosure. Refer to IFRS 7.6, 7.31 and 7.34 for guidance.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Amendment No. 2 on page F-50 accordingly, consistent with its response contained in the July Response Letter.
9.Please revise to disclose the information required by IFRS 7.35M, including the amount of consumer receivables at each period end presented by credit risk rating grades. Refer to IFRS 7.B8I for additional guidance.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has separately provided its response to this comment in the July Response Letter and in the response letter dated August 12, 2025 (the “August Response Letter”).
General
10.We note that you present certain measures “on a Like-for-Like basis,” which appear to represent non-IFRS measures. Please revise to provide appropriate disclosure, including reconciliations, required by Item 10(e) of Regulation S-K.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added tabular reconciliations of the like-for-like changes in its revenue and transaction margin dollars on page 167 of the Registration Statement and otherwise revised Amendment No. 2 on pages 29 and 164-165 in response. The Company also notes that GMV and ARPAC are not financial measures. Accordingly, the Company did not include in Amendment No. 2 reconciliations and other information required by Item 10(e) of Regulation S-K with respect to such metrics. However, the Company respectfully refers the Staff to pages 28 and 123 of the Registration Statement where it discloses the impact of the KCO disposition on those metrics.
11.We note you expect the relative contribution of your fair financing products to the total number of your total transactions and your overall GMV to increase in future periods and that you do not believe that such changes will be material given your broad diversification across merchants, verticals, and geographies. We also note your disclosure that the average balance per active Klarna consumer and average loan duration allow you to quickly react to market changes and efficiently manage credit risk. Please advise us if you expect this increased contribution of your fair financing product to affect your ability to manage credit risk and, if so, whether there are any changes to your credit risk management and what those changes are.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has separately provided its response to this comment in the July Response Letter.
Staff’s Letter dated July 31, 2025
Response dated July 16, 2025
Interim Consolidated Statements of Cash Flows for the Period Ended March 31, 2025 and 2024, page F-6
1.We note your response to prior comment 7. Please address the following related to your view that cash flows related to the acquisition or sale of debt instruments should be presented as operating activities:
•Please tell us what specific guidance in IAS 7.14 supports your view.
•Please tell us how you considered the explicit guidance in IAS 7.16 that appears to require these cash flows to be presented as investing activities.
•Please tell us how you considered that guidance in IAS 7.15 appears to consider what typical activities of a bank should be presented as operating activities and does not include these activities.
Alternatively, if material, please revise to present these cash flows as investing activities.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it considers IAS 7 as not fully prescriptive in this area. Rather, in the Company’s view, IAS 7 allows for judgment in determining the classification of such cash flows to ensure their presentation most appropriately reflects their character and substance in light of each entity’s business and nature of its operations. Specifically, IAS 7.11 clarifies that cash flows should be presented “in a manner which is most appropriate to its business.” The Company recognizes that this language has led to some diversity in practice among banks preparing financial statements under IFRS. The Company is also aware that this topic was a matter of consideration by the IFRS Interpretations Committee at its March 2013 meeting, and that no further guidance has been issued since. In light of the above, the Company continues to believe that its current presentation is appropriate under IAS 7, as more fully discussed below.
I. Specific Guidance in IAS 7.14 Supporting the Company’s View
IAS 7.14 defines operating cash flows as those that are “primarily derived from the principal revenue-producing activities of the entity.” As a regulated bank, Klarna Bank AB, the Company’s banking subsidiary (“Klarna Bank”), is required to hold High Quality Liquid Assets (“HQLA”) to meet applicable regulatory Liquidity Coverage Ratios, as more fully described in various places in the Registration Statement. In short, HQLA are assets that can be easily and immediately converted into cash at little or no loss of value.

Daily management of Klarna Bank’s working capital includes cash flows related to deposits, loans, payment settlements and movements in HQLA, including maturities and purchases, to ensure sufficient funds to meet short-term obligations and regulatory liquidity requirements. As such, effective management of its HQLA portfolio, including qualifying debt securities, is integral to the Company’s day-to-day banking operations. This working capital objective is achieved through a spreading of maturities of these assets and not through planned or required sales of HQLA. As such, these assets are held to collect contractual cash flows related thereto (i.e., solely payments of principal and interest). Accordingly, they are measured at amortized cost, in line with IFRS9.
The HQLA held by Klarna Bank as of June 30, 2025 consisted of funds held at central banks and holdings of high-quality debt securities (i.e., treasury bills and bonds). Cash held at central banks and debt securities with maturity of less than 90 days are classified within cash and cash equivalents. Debt securities with maturity of more than 90 days are classified in debt securities, due to their longer duration. The Company believes that it would be inconsistent to present cash flows from HQLA with maturities of more than 90 days as investing activities given the underlying securities are held for the same purpose as funds recorded within cash and cash equivalents. All such funds are integral to the Company’s operations in supporting its principal revenue-producing activities.
II. Consideration of IAS 7.16
The Company notes and acknowledges that IAS 7.16(c) and IAS 7.16(d) include cash payments and receipts from debt instruments as examples of cash flows arising from investing activities. The Company further notes that IAS 7.16(e) reflects cash flows from advances and loans made by financial institutions as operating activities, which, in the Company’s view, underscores the inherent judgment involved in making such classifications.
Further, IAS 7.16 highlights disclosure of cash flows arising from investing activities is important because such cash flows represent the extent to which expenditures have been made for resources intended to generate future income and cash flows. As noted above, the Company’s debt securities are not held for the primary purpose to generate returns, as evidenced by the similarity between the amortized cost of the instruments and their fair value (disclosed in Note 15 Fair value measurement of financial assets and liabilities to the Company’s interim unaudited condensed consolidated financial statements included in the Registration Statement). Consequently, they should not be viewed as investments but rather an integral part of Klarna Bank’s daily and ordinary course operations. The Company believes that the intentionally short-term durations of these instruments, due to their role in liquidity management and meeting regulatory requirements, distinguish them from investing activities. Of the Company’s HQLA instruments with a maturity greater than 90 days, all have a duration of less than three years, with the majority having a duration of up to one year and one to two years. As such, the Company believes presenting these short-duration debt securities within cash flows from investing activities would mischaracterize the nature of these activities.
III. Consideration of IAS 7.15
The Company further respectfully submits that IAS 7.15 references dealing and trading in securities, noting their similarity in nature to inventory acquired for resale, which, in turn, highlights their operating nature. While the Company does not hold these debt securities for trading purposes, their relatively short durations and frequent turnover, as they regularly mature and become replaced by new debt securities, make them, in the Company’s view, comparable to inventory acquired for resale. As noted above, for any financial institution, cash and liquidity management are integral to operations, and the Company’s HQLA portfolio is similarly a core component of these activities. Therefore, the Company believes that these securities are analogous to inventory in the IAS 7.15 context, and similar in nature to dealing securities as contemplated therein, which supports classifying them as operating activities.
IAS 7.15 also notes that operating activities include cash flows related to principal revenue generating activities. Given the integral nature of cash and liquidity management to the Company’s licensed banking operations, the Company believes that classifying such activities within operating is appropriate.
In conclusion, the Company believes that IAS 7 does not prescribe that cash flows related to the acquisition or sale of debt instruments must be presented as investing activities. In particular, as noted above, IAS 7.11 requires judgment to be applied and the items listed in IAS 7.14 and IAS 7.16 represent illustrative examples that are not exhaustive. Furthermore, the Company notes that IAS 7 recognizes that classification of cash flows by financial institutions may differ from those made by other entities. On that note, the Company respectfully submits that its current presentation is consistent with a number of European banks whose financial statements are prepared in accordance with IFRS. Accordingly, in light of the above, the Company believes that the current presentation accurately reflects the substance of these cash flows. At the same time, in recognition of the increased cash flows related to these debt securities and to further enhance the prospective investors’ understanding of their nature and role in the Company’s operations, the Company separately presented cash flows related to these securities in its interim unaudited consolidated statements of cash flows for the six months ended June 30, 2025 and 2024 included in the Registration Statement.

2.Please note that we continue to consider your response to prior comment nine and may have further comments.
Response:
The Company respectfully refers the Staff to its response to this comment included in the July Response Letter and the August Response Letter.
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Should any questions arise, please do not hesitate to contact me at (212) 450-4658 (tel) or byron.rooney@davispolk.com, or Daniel P. Gibbons at (212) 450-3222 (tel) or dan.gibbons@davispolk.com. Thank you for your time and attention.
Very truly yours,
/s/ Byron B. Rooney
Byron B. Rooney
cc:
Niclas Neglén, Chief Financial Officer of the Company
Daniel P. Gibbons, Davis Polk & Wardwell LLP